                                                FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-25579
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 3, 1997)

                                  $250,000,000

                             A. H. BELO CORPORATION

                7 1/4% SENIOR DEBENTURES DUE SEPTEMBER 15, 2027
                            ------------------------

     Interest on the 7 1/4% Senior Debentures due September 15, 2027 (the "Offered Securities") is payable semiannually on March 15 and September 15 of each year, beginning March 15, 1998. The Offered Securities will be redeemable in whole or in part, at the option of A. H. Belo Corporation (the "Company") at any time, at a redemption price as set forth herein under "Description of Offered Securities -- Redemption." The Offered Securities will be represented by one or more Registered Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the Registered Global Securities will be shown on, and transfers thereof will be effected through, records maintained by the Depositary or its participants. Except as described herein, Offered Securities in definitive form will not be issued. See "Description of Offered Securities -- Book-Entry System" herein and "Description of Debt Securities -- Global Securities" in the accompanying Prospectus.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================
                                          PRICE TO             UNDERWRITING           PROCEEDS TO
                                         PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------
Per Offered Security..............         99.41%                 .875%                 98.535%
-------------------------------------------------------------------------------------------------------
Total.............................      $248,525,000            $2,187,500            $246,337,500
=======================================================================================================

(1) Plus accrued interest, if any, from September 26, 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $125,000.
                            ------------------------

     The Offered Securities are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Gibson, Dunn & Crutcher LLP, counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Offered Securities will be made on or about September 26, 1997 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

                            ------------------------

MERRILL LYNCH & CO.
             BEAR, STEARNS & CO. INC.
                           GOLDMAN, SACHS & CO.
                                       MORGAN STANLEY DEAN WITTER
                                                 SALOMON BROTHERS INC
                            ------------------------

         The date of this Prospectus Supplement is September 23, 1997.

                           A.H. BELO CORPORATION LOGO

BROADCAST DIVISION

WFAA-TV (ABC)                KMOV-TV (CBS)                WWL-TV (CBS)                 KREM-TV (CBS)
Dallas-Fort Worth, TX        St. Louis, MO                New Orleans, LA              KSKN-TV (Ind.)(1)
KHOU-TV (CBS)                KGW-TV (NBC)                 KASA-TV (FOX)                Spokane, WA
Houston, TX                  Portland, OR                 Albuquerque-Santa Fe, NM     KMSB-TV (FOX)
                                                                                       KTTU-TV (UPN)(1)
KING-TV (NBC)                WCNC-TV (NBC)                WHAS-TV (ABC)                Tucson, AZ
KONG-TV (Ind.)(1)            Charlotte, NC                Louisville, KY
Seattle-Tacoma, WA                                                                     KTVB-TV (NBC)
                             KENS-TV (CBS)(2)             KOTV (CBS)                   Boise, ID
KXTV (ABC)                   San Antonio, TX              Tulsa, OK
Sacramento-Stockton-
Modesto, CA                  WVEC-TV (ABC)                KHNL-TV (NBC)
                             Hampton-Norfolk, VA          KFVE-TV (UPN)(1)
                                                          Honolulu, HI

                                      MAP

PUBLISHING DIVISION                                       CABLE/PRODUCTION/ELECTRONIC MEDIA
The Dallas Morning News      Owensboro Messenger-                                      dallasnews.com
Dallas, TX                   Inquirer                     NorthWest Cable News         Dallas, TX
                             Owensboro, KY                Seattle, WA
Providence                                                                             projo.com
Journal-Bulletin             Bryan-College Station        Belo Productions, Inc.       Providence, RI
Providence, RI               Eagle                        Seattle, WA
                             Bryan-College Station, TX
The Press-Enterprise
Riverside, CA                The Gleaner
                             Henderson, KY

---------------

(1) Station operated under local marketing agreement.

(2) The Company has agreed to exchange its 55% ownership interest in Television Food Network and $75 million in cash for television station KENS-TV in San Antonio, Texas, subject to regulatory approval and other closing conditions. The transaction is expected to close in the fourth quarter of 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF OFFERED SECURITIES TO COVER SYNDICATE SHORT POSITIONS, SYNDICATE SHORT-COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     A. H. Belo Corporation (the "Company" or "Belo") is one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing and electronic media assets. The Company is the oldest continuously operating business in the state of Texas with a history that dates back to 1842 with the publication of the Daily News in Galveston, Texas.

     On February 28, 1997, the Company completed its acquisition of The Providence Journal Company ("Providence Journal" or "PJC") by issuing 25.4 million shares of the Company's Series A Common Stock and paying $587 million to the shareholders of Providence Journal. The Company also incurred approximately $100 million in employee and transaction costs and refinanced $200 million of Providence Journal debt. The acquisition included Providence Journal's nine network-affiliated television stations (five NBC affiliates, one ABC affiliate, one CBS affiliate and two FOX affiliates); cable programming businesses (Television Food Network ("TVFN"), America's Health Network ("AHN") and NorthWest Cable News ("NWCN")) and the Providence Journal-Bulletin. In order to comply with FCC regulations prohibiting dual ownership of television stations in a single market, the Company exchanged KIRO, the Company's UPN affiliate in Seattle-Tacoma, Washington, for CBS affiliate KMOV in St. Louis, Missouri, effective June 2, 1997. This exchange allowed the Company to maintain ownership of Providence Journal's NBC affiliate in Seattle-Tacoma, KING. On July 31, 1997, the Company terminated its ownership interest in AHN. On September 4, 1997, the Company announced an agreement to purchase KENS-TV (CBS) in San Antonio, Texas from The E.W. Scripps Company in exchange for Belo's interest in TVFN and $75 million in cash. The transaction is expected to close in the fourth quarter of 1997. In unrelated transactions, the Company acquired The Gleaner, a daily newspaper serving Henderson, Kentucky, on March 31, 1997 and on July 25, 1997, the Company acquired 62% of the shares of The Press-Enterprise Company in Riverside, California ("Riverside"), thereby increasing its ownership to 100 percent. After giving effect to such transactions, the Company owns and operates 17 network-affiliated television stations, six daily newspapers, NWCN and Belo Productions, Inc.

     The Company's Broadcast Division includes 17 network-affiliated television stations, which reach 14.1 percent of U.S. television households, after giving effect to the pending KENS-TV transaction. Network affiliations are balanced among the ABC, CBS and NBC networks plus two FOX stations. The stations are geographically diverse, with ownership weighted in the Southwest and the Pacific Northwest. In the May 1997 Nielsen ratings, 13 of these 17 television stations were ranked first or second in their markets. Collectively, the Company's television stations have received eight George Foster Peabody Awards, 15 DuPont-Columbia Awards and 12 Edward R. Murrow Awards, in addition to other local and national awards. The Company also manages four television stations through local marketing agreements ("LMAs").

     The Company's Publishing Division is led by The Dallas Morning News, which has the country's seventh largest Sunday and ninth largest daily circulation. In 1996, for the fourth consecutive year, The Dallas Morning News ran more full-run advertising than any other newspaper in the United States. In recognition of its journalistic excellence, The Dallas Morning News has received six Pulitzer Prizes since 1986. The Company also owns the Providence Journal-Bulletin, the largest daily newspaper in terms of both advertising and circulation in Rhode Island and southeastern Massachusetts. The Providence Journal-Bulletin has received four Pulitzer Prizes since 1944. The Company also owns The Press Enterprise in Riverside, California, which received a Pulitzer Prize in 1964. The Company's other newspapers are the Owensboro Messenger-Inquirer in Owensboro, Kentucky; the Bryan-College Station Eagle in Bryan-College Station, Texas; and The Gleaner in Henderson, Kentucky.

     The Company owns NWCN, a regional 24-hour cable news channel serving the Pacific Northwest. In addition, through Belo Productions, Inc., the Company produces original programming for network and cable distribution.

     The following table sets forth the Company's major media assets by segment after giving effect to the pending KENS-TV transaction noted:

BROADCASTING

                                                                                       Station
                                                                          Network      Rank in
                  Market                     Market Rank(1)   Station   Affiliation   Market(2)
                  ------                     --------------   -------   -----------   ---------
Dallas-Fort Worth..........................         8          WFAA         ABC           1
Houston....................................        11          KHOU         CBS           2*
Seattle-Tacoma.............................        12          KING         NBC           1
Seattle-Tacoma(3)..........................        12          KONG         IND           -
Sacramento-Stockton-Modesto................        20          KXTV         ABC           2
St. Louis..................................        21          KMOV         CBS           2
Portland...................................        24           KGW         NBC           1
Charlotte..................................        28          WCNC         NBC           3
San Antonio(4).............................        38          KENS         CBS           3
Hampton-Norfolk............................        40          WVEC         ABC           1*
New Orleans................................        41           WWL         CBS           1
Albuquerque-Santa Fe.......................        48          KASA         FOX           4
Louisville.................................        50          WHAS         ABC           1
Tulsa......................................        58          KOTV         CBS           1
Honolulu...................................        69          KHNL         NBC           2
Honolulu(3)................................        69          KFVE         UPN           -
Spokane....................................        73          KREM         CBS           2
Spokane(3).................................        73          KSKN         IND           -
Tucson.....................................        78          KMSB         FOX           4
Tucson(3)..................................        78          KTTU         UPN           -
Boise......................................       127          KTVB         NBC           1

NEWSPAPER PUBLISHING

                                                                    Daily            Sunday
           Newspaper                        Location            Circulation(5)   Circulation(5)
           ---------              ----------------------------  --------------   --------------
The Dallas Morning News.........  Dallas, Texas                    523,955          800,306
Providence Journal-Bulletin.....  Providence, Rhode Island         168,368          243,643
The Press-Enterprise............  Riverside, California            162,235          169,565
Owensboro Messenger-Inquirer....  Owensboro, Kentucky               31,748           34,370
Bryan-College Station Eagle.....  Bryan-College Station, Texas      21,968           27,501
The Gleaner.....................  Henderson, Kentucky               11,624           13,752

OTHER

            BUSINESS                                          DESCRIPTION
            --------                                          -----------
Belo Productions, Inc............  Produces television programming
NorthWest Cable News.............  Cable news network distributed to 1.7 million homes
dallasnews.com...................  Web site featuring daily content from The Dallas Morning News
projo.com........................  Web site featuring daily content from Providence Journal-Bulletin

---------------

 *  Tied with one or more stations in the market.
(1) Market rank is based on the relative size of the television market or Designated Market Area ("DMA") among the 211 generally recognized DMA's in the United States, based on January 1997 Nielsen estimates.
(2) Station rank is derived from the station's rating which is based on May 1997 Nielsen estimates of the number of television households tuned to the Company's station for the Sunday-Saturday, 7:00 a.m. to 1:00 a.m. period ("sign-on/sign-off") as a percentage of the number of television households in the market.
(3) Operated under local marketing agreement.
(4) The Company has agreed to exchange its ownership interest in TVFN and $75 million in cash for television station KENS-TV in San Antonio, Texas, subject to regulatory approval and other closing conditions. The transaction is expected to close in the fourth quarter of 1997.
(5) Average paid circulation for the six months ended March 31, 1997, according to the unaudited Publisher's Statement of the Audit Bureau of Circulations, an independent agency.

     The Company is incorporated in the State of Delaware. The executive offices of the Company are located at 400 South Record Street in Dallas, Texas 75202. Its telephone number is (214) 977-6606. Unless otherwise specified or the context otherwise requires, references in this Prospectus Supplement to the "Company" or "Belo" shall include the Company and its subsidiaries.

                                USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Offered Securities offered hereby (estimated to be $246,212,500) to repay outstanding bank debt under its revolving credit agreement and short-term notes classified as long-term debt. At June 30, 1997, such outstanding debt was $734.6 million and had a weighted average interest rate of approximately 5.8% for the six months ended June 30, 1997. The Company currently has a $1.0 billion five-year variable rate revolving credit agreement that terminates on August 29, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the sale by the Company of the Offered Securities offered hereby (as if such sale occurred on such date). This capitalization table should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                                                                   JUNE 30, 1997
                                                              ------------------------
                                                                ACTUAL      ADJUSTED
                                                              ----------   -----------
                                                                    (THOUSANDS)
Long-term debt:
  Offered Securities........................................  $       --   $  250,000
  6 7/8% Senior Notes due 2002..............................     250,000      250,000
  7 1/8% Senior Notes due 2007..............................     300,000      300,000
  7 3/4% Senior Debentures due 2027.........................     200,000      200,000
  Bank debt.................................................     734,600      488,388
  Other long-term debt, less current portion................      26,085       26,085
                                                              ----------   ----------
          Total long-term debt(1)...........................   1,510,685    1,514,473
                                                              ----------   ----------
Shareholders' equity:
  Common Stock, $1.67 par value. Authorized 150,000,000
     shares:
     Series A: Issued 60,976,916 shares at June 30, 1997....     101,831      101,831
     Series B: Issued 9,200,963 shares at June 30, 1997.....      15,366       15,366
  Additional paid-in capital................................   1,138,469    1,138,469
  Retained earnings.........................................     334,472      334,472
                                                              ----------   ----------
          Total.............................................   1,590,138    1,590,138
  Less cost of 8,321,700 shares of Series A treasury
     stock..................................................    (306,146)    (306,146)
  Less deferred compensation -- restricted shares...........      (1,331)      (1,331)
                                                              ----------   ----------
          Total shareholders' equity........................   1,282,661    1,282,661
                                                              ----------   ----------
          Total capitalization..............................  $2,793,346   $2,797,134
                                                              ==========   ==========

---------------

(1) For the four quarters ended June 30, 1997, the Company's ratio of funded debt to pro forma operating cash flow, as defined in the Company's bank credit facilities, was 3.9. Pro forma operating cash flow was computed by combining the Company's, Providence Journal's and other completed transactions' historical operating cash flow and removing non-recurring items and losses from certain cable operations. The ratio for the year ended December 31, 1996, excluding any consideration of the Providence Journal acquisition, was 2.7. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of the Company for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company included in the documents incorporated by reference in the accompanying Prospectus. The selected historical consolidated financial data for the six months ended June 30, 1996 and 1997 is unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the consolidated financial position and results of operations for these periods have been included. Operating results for the six months ended June 30, 1997 include four months of operations of Providence Journal, which was acquired on February 28, 1997, the effect of the KIRO/KMOV exchange on June 2, 1997 and three months of operations of The Gleaner. These results are not necessarily indicative of the results that may be expected for the full year. The following data should be read in conjunction with the Company's consolidated financial statements and related notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 and its Current Report on Form 8-K dated February 28, 1997, as amended, each of which is incorporated by reference in the accompanying Prospectus.

                                                                                                        SIX MONTHS ENDED
                                                                                                     -----------------------
                                                                                                      JUNE 30,     JUNE 30,
                                            1992       1993       1994        1995         1996       1996(1)      1997(1)
                                          --------   --------   --------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Broadcasting revenues(2)................  $201,241   $209,083   $258,040   $  322,642   $  333,396   $  160,992   $  244,196
Newspaper publishing revenues(3)........   314,701    335,651    369,366      409,099      487,242      237,553      308,537
Other...................................        --        101        719        3,602        3,670        1,518       11,786
                                          --------   --------   --------   ----------   ----------   ----------   ----------
  Net operating revenues................  $515,942   $544,835   $628,125   $  735,343   $  824,308   $  400,063   $  564,519
                                          ========   ========   ========   ==========   ==========   ==========   ==========
Net earnings(4).........................  $ 37,170   $ 51,077   $ 68,867   $   66,576   $   87,505   $   38,220   $   43,940
                                          ========   ========   ========   ==========   ==========   ==========   ==========
Per share amounts:
  Net earnings per common and common
    equivalent share....................  $    .95   $   1.26   $   1.70   $     1.68   $     2.11   $      .94   $      .81
  Cash dividends declared...............  $    .27   $    .28   $    .30   $     .315   $      .41   $      .19   $      .22
Other data:
  Segment operating cash flow(5)
  Broadcasting..........................  $ 75,921   $ 83,356   $106,396   $  121,716   $  122,837   $   57,662   $   99,496
  Newspaper publishing..................  $ 59,221   $ 61,667   $ 87,284   $   90,915   $  128,118   $   59,591   $  100,115
Operating cash flow margins(6)
  Broadcasting..........................      37.7%      39.9%      41.2%        37.7%        36.8%        35.8%        40.7%
  Newspaper publishing..................      18.8%      18.4%      23.6%        22.2%        26.3%        25.1%        32.4%
                                          --------   --------   --------   ----------   ----------   ----------   ----------
Ratio of earnings to fixed charges(7)...      3.30       4.92       7.23         4.43         5.96         5.08         3.25
                                          --------   --------   --------   ----------   ----------   ----------   ----------
Total assets............................  $758,527   $796,156   $913,791   $1,154,022   $1,224,072   $1,176,244   $3,418,499
Long-term debt(8).......................  $302,151   $277,400   $330,400   $  557,400   $  631,857   $  338,557   $1,510,685
                                          --------   --------   --------   ----------   ----------   ----------   ----------

---------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information comparing the segment results of operations for the first six months of 1996 and 1997 on an adjusted basis to reflect the acquisitions of Providence Journal and The Gleaner, and the KIRO/KMOV exchange as though each had occurred at the beginning of the respective periods presented.

(2) The Company purchased WWL in June 1994, KIRO in February 1995 and the Providence Journal television stations in February 1997. Effective June 2, 1997, the Company disposed of KIRO in an exchange transaction whereby it acquired KMOV in St. Louis.

(3) The Company purchased the Bryan-College Station Eagle in December 1995, the Owensboro Messenger-Inquirer in January 1996, the Providence
    Journal-Bulletin in February 1997 and The Gleaner in March 1997.

(4) Net earnings for 1993 include an increase of $6,599 (16 cents per share) representing the cumulative effect of adopting Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes", effective January 1, 1993.

(footnotes continued on next page)

(5) Operating cash flow is defined as segment earnings from operations plus related depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, operating cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(6) Operating cash flow margin is defined as segment operating cash flow divided by segment net operating revenues, expressed as a percentage.

(7) The ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For the purposes of computing such ratios, "earnings" consist of earnings from continuing operations before cumulative effect of accounting changes plus fixed charges (excluding capitalized interest), and "fixed charges" consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

(8) Long-term debt decreased in May 1996 after the application of net proceeds of approximately $198,500 from the issuance of 5,750,000 shares of Series A Common Stock. Long-term debt subsequently increased in the fourth quarter of 1996 when the Company borrowed $306,146 for the purchase of 8,321,700 shares of treasury stock. In the first quarter of 1997, long-term debt increased as a result of the Providence Journal acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               (DOLLARS IN THOUSANDS UNLESS OTHERWISE INDICATED)

     The Company is one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing and electronic media assets. The Company's television broadcast operations began in 1950 with the acquisition of WFAA in Dallas. In 1984, the Company expanded its broadcast operations through the acquisition of four television stations in Houston, Sacramento, Hampton-Norfolk and Tulsa. In June 1994 and February 1995, the Company acquired television stations in New Orleans and Seattle, respectively. The Company's principal newspaper is The Dallas Morning News. In December 1995, the Company purchased a daily newspaper in Bryan-College Station, Texas. In the first quarter of 1996, the Company acquired a daily newspaper in Owensboro, Kentucky and sold its interest in its programming distribution partnership.

     On February 28, 1997, the Company completed the acquisition of Providence Journal and thereby added to its broadcast holdings nine network-affiliated television stations and four televisions stations operated under local marketing agreements. Through its acquisition of Providence Journal, the Company also acquired the Providence Journal-Bulletin, the largest daily newspaper in terms of both advertising and circulation in Rhode Island and southeastern Massachusetts. On March 31, 1997, the Company acquired The Gleaner, a daily newspaper serving Henderson, Kentucky, and on June 2, 1997 completed the exchange of KIRO for KMOV. Comparability of year-to-year results and financial condition are affected by these recent transactions.

     The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the national economy as well as changes in the regional economies where the Company operates. The Company also derives revenues, to a much lesser extent, from the circulation revenue of its newspaper operations and from compensation paid by the networks to its television stations for broadcasting network programming.

     All references herein to broadcasting operating cash flow or newspaper publishing operating cash flow refer to segment earnings from operations plus related depreciation and amortization. Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

           THREE AND SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996

RESULTS OF OPERATIONS

     Net earnings for the second quarter and year-to-date 1997 were $26,313 (42 cents per share) and $43,940 (81 cents per share) compared to $25,496 (60 cents per share) and $38,220 (94 cents per share) for the same periods of 1996. Year-to-date 1996 results included a gain of $3,895 (6 cents per share) on the sale of Maxam Entertainment, a programming distribution partnership, to CBS. The acquisition of PJC is dilutive to Belo's earnings due primarily to the amortization of intangibles and increased interest expense on debt incurred to complete the transaction.

  Consolidated results

     Depreciation and amortization expenses were higher in 1997 versus 1996 in both the three and six-month periods because of the PJC acquisition. Amortization of intangibles associated with PJC is approximately $12 million per quarter while incremental depreciation expense for PJC due to the step-up in fixed asset basis is approximately $1.5 million per quarter.

     Higher interest expense was due to the higher debt levels associated with the PJC acquisition and fourth quarter 1996 treasury stock repurchases. Weighted average interest rates for 1997 are slightly higher than last year due to the June 1997 issue of $750 million of fixed-rate debt securities, the proceeds of which were used to pay down floating-rate bank debt. The weighted average effective interest rate on the fixed-rate debt is approximately 7.4 percent.

     The effective tax rate for the three and six-month periods in 1997 of approximately 48 percent was higher than the 1996 effective rate of 40 percent due to the amortization of non-deductible goodwill associated with the PJC acquisition.

  Segment results of operations

     To enhance comparability of the Company's segment results of operations for the three and six months ended June 30, 1997 and 1996, certain information below is presented on an "as adjusted" basis and includes the effect of the PJC and The Gleaner acquisitions and the KIRO/KMOV exchange as though each had occurred at the beginning of the respective periods presented. The discussion that follows compares segment operations on an "an adjusted" basis only.

                                                 THREE MONTHS ENDED JUNE 30,
                             --------------------------------------------------------------------
                                       AS ADJUSTED                         AS REPORTED
                             --------------------------------    --------------------------------
                               1997        1996      % CHANGE      1997        1996      % CHANGE
                             --------    --------    --------    --------    --------    --------
                                                        (IN THOUSANDS)
Net operating revenues
  Broadcasting.............  $148,444    $140,835      5.4%      $152,194    $ 90,385     68.4%
  Newspaper publishing.....   171,358     158,274      8.3%       171,358     121,682     40.8%
  Other....................     8,265       5,311     55.6%         8,265         752        --
Operating cash flow(1)
  Broadcasting.............  $ 67,943    $ 62,769      8.2%      $ 68,072    $ 37,459     81.7%
  Newspaper publishing.....    53,038      38,823     36.6%        53,038      32,029     65.6%
  Other....................    (5,052)     (5,533)     8.7%        (5,052)         52        --

                                                  SIX MONTHS ENDED JUNE 30,
                             --------------------------------------------------------------------
                                       AS ADJUSTED                         AS REPORTED
                             --------------------------------    --------------------------------
                               1997        1996      % CHANGE      1997        1996      % CHANGE
                             --------    --------    --------    --------    --------    --------
                                                        (IN THOUSANDS)
Net operating revenues
  Broadcasting.............  $267,181    $252,718      5.7%      $244,196    $160,992     51.7%
  Newspaper publishing.....   331,215     307,219      7.8%       308,537     237,553     29.9%
  Other....................    15,840      10,711     47.9%        11,786       1,518        --
Operating cash flow(1)
  Broadcasting.............  $108,516    $ 97,020     11.8%      $ 99,496    $ 57,662     72.6%
  Newspaper publishing.....   103,911      69,459     49.6%       100,115      59,591     68.0%
  Other....................    (9,766)    (10,729)     9.0%        (6,313)       (918)       --

---------------

(1) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and newspaper publishing industries to analyze and compare companies on the basis of operating performance, leverage and liquidity. However, operating cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

  Broadcasting

     Broadcast revenues for second quarter 1997 were $148,444, an increase of $7,609 or 5.4 percent over second quarter 1996 revenues of $140,835. On a year-to-year basis, revenues of $267,181 were up 5.7 percent over last year's $252,718. Local revenue gains contributed the most, up 7.9 percent for the quarter and 6.8 percent year-to-date. In both periods, the largest gains were noted in Dallas, Seattle, St. Louis and Portland and were attributable to strong ratings and automotive and healthcare advertising. Other Belo stations experienced increases in local revenues as well, with the exception of stations in New Orleans and Honolulu. National revenues were up 5.5 percent for the quarter and 7 percent for the year-to-date. Stations in Dallas, Houston, Seattle and Portland followed on the strength of first quarter gains for a strong showing in the second quarter as well, particularly in telecommunications and automotive advertising. Political advertising in

1997 was significantly less than in 1996, for both the three and six-month comparisons, although the year-to-year comparison benefited from significant issues advertising by the telecommunication and public utility industries in Dallas and Houston during the first three months of 1997. Overall, year-to-date revenue gains are evenly balanced among Belo stations affiliated with the three major networks. However, for the second quarter, revenue comparisons for Belo's CBS affiliates were flat while its ABC and NBC affiliates had gains over last year of 5.5 percent and 7.1 percent, respectively.

     Operating cash flow margins for the second quarter of 1997 and 1996 were
45.8 percent and 44.6 percent, respectively. Margins for the year-to-date periods were 40.6 percent for 1997 and 38.4 percent for 1996. Broadcasting operating cash flow for the quarter was $67,943 in 1997 versus $62,769 in 1996, an improvement of 8.2 percent. Year-to-date operating cash flow was $108,516 for 1997, or 11.8 percent better than last year. Cash expenses were up 3.1 percent and 1.9 percent for the three and six-month periods, respectively, primarily due to higher compensation and benefits expense associated with salary increases and slightly higher employment levels. Programming expenses were higher for the second quarter of 1997, due to the timing of cash programming rate increases. However, on a year-to-date basis, programming expense was flat compared to last year. Advertising and promotion expense was lower in 1997 than last year for both periods due to special advertising campaigns during 1996 at the stations in Houston, Charlotte, New Orleans and Honolulu.

  Newspaper publishing

     Newspaper publishing revenues for the three and six-month periods ending June 30, 1997 were $171,358 and $331,215, respectively. Revenues for the comparable periods in 1996 were $158,274 and $307,219, respectively. Total revenues at The Dallas Morning News were up 8.8 percent over last year's second quarter and 8.5 percent for the year-to-date period. The Dallas Morning News' classified advertising was up more than other categories (12 percent for the quarter, 11.4 percent year-to-date) due to higher average rates, offset somewhat by slightly lower linage. Classified employment linage improvements were offset by decreases in automotive and real estate linage. General advertising volume at The Dallas Morning News was up substantially, primarily in the technology category, which contributed to general advertising revenue increases of 8.5 percent and 11.2 percent for the quarter and year-to-date, respectively. Retail advertising revenue was up 9.8 percent for the quarter and 6.5 percent year-to-date, due to higher rates and second quarter volume gains in the grocery store category.

     Advertising revenues at the Providence Journal-Bulletin were up 11 percent and 8.3 percent for the quarter and year-to-date periods, respectively, primarily in retail and classified. Across-the-board rate increases effective January 1, 1997, Providence Journal-Bulletin's first rate increases since October 1, 1995, contributed to the higher revenues. Retail advertising increased significantly in second quarter 1997, due to a new Health & Fitness section as well as continued strength in the automotive and entertainment categories. Classified revenues have been strong throughout 1997, improving more than 10 percent over last year for both the three and six-month periods, with nearly 75 percent of the quarterly gain due to employment advertising. General advertising also increased in 1997, due to the higher rates and more telecommunications and airlines advertising. Circulation revenues were up 2 percent for the quarter and 1.5 percent for the year-to-date, due to price increases. Circulation volumes were down slightly for both daily and Sunday.

     Operating cash flow margins for the three and six month periods of 1997 were 30.9 percent and 31.4 percent, respectively. In 1996, comparable margins were 24.5 percent and 22.6 percent, respectively. Operating cash flow for the newspaper publishing segment improved dramatically in 1997 versus 1996 due to a combination of higher revenues and lower cash expenses. The most significant savings came as a result of lower newsprint prices. The Dallas Morning News' average purchase price for newsprint during the second quarter 1997 was down by
22.5 percent compared to the same period in 1996. Year-to-date purchase price comparisons were even more favorable at 28.2 percent below last year. These savings were offset by higher salaries, wages and employee benefits, which were up 7 percent and 4.9 percent for the three and six-month periods, respectively. The most significant increases were at The Dallas Morning News, due to merit increases, overtime, and incentive compensation. Employee expenses at the Providence Journal-Bulletin were also higher in 1997. Remaining operating expense variances for the quarter and year-to-date were due primarily to higher costs at The Dallas Morning News, specifically distribution, bad debt, travel and circulation promotion programs.

  Other

     Other revenues increased 55.6 percent to $8,265 for the second quarter and
47.9 percent to $15,840 for the year-to-date due mostly to higher revenues at TVFN, in which the Company has a controlling partnership interest. Operating cash flow for this segment, while negative for all periods reported, has improved in 1997, due primarily to improving margins at NorthWest Cable News.

              YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

     The following discussion is based upon the Company's reported financial results for the years ended December 31, 1996 and 1995. Such results have not been adjusted to take into account the Company's acquisition of Providence Journal.

CONSOLIDATED RESULTS OF OPERATIONS

     The Company recorded 1996 net earnings of $87,505 or $2.11 per share, compared to $66,576 or $1.68 per share in 1995. Results for 1996 include a gain of $3,895 (6 cents per share) on the sale of the Company's interest in its programming distribution partnership while 1995 results include a $2,406 (4 cents per share) gain on the sale of the Company's investment in Stauffer Communications, Inc. ("Stauffer") stock. Results for 1995 also include a non-recurring charge for early retirement costs of $1,254 (2 cents per share). These non-recurring items in 1996 and 1995 are included in other, net. Excluding the non-recurring items, adjusted earnings per share are $2.05 for 1996 compared to $1.66 in 1995.

     Interest expense in 1996 was $27,643 compared to $29,987 in 1995. The decrease in interest expense was primarily due to lower average rates, which were approximately 5.7 percent for 1996 compared to 6.3 percent in 1995. Average debt outstanding for the year was slightly lower than in 1995. The Company used the proceeds from its May 1996 equity offering to retire approximately $198,500 in revolving debt. However, borrowing increased substantially during the fourth quarter in 1996 as the Company purchased 8,321,700 shares of treasury stock for an aggregate purchase price of $306,146.

Broadcasting

     Broadcasting revenues in 1996 were $333,396, an increase of 3.3 percent over 1995 revenues of $322,642. Results for 1995 included only 11 months of revenue for the Seattle station, which was purchased on February 1, 1995. On a same-station basis, 1996 revenues increased 2.5 percent over 1995.

     The increase in 1996 broadcast revenues over the prior year is primarily due to political advertising associated with the presidential election, senate races in Texas and California and issues advertising. Local advertising revenues also improved due primarily to a contract between the Seattle Mariners and UPN affiliate KIRO. Both local and national revenues were up at WWL in New Orleans, as advertisers favored this long-established market leader when other stations in the New Orleans market switched network affiliations in the first part of 1996. These increases in revenues were offset by declining national advertising. Stiff competition from NBC's prime time lineup and Olympics programming, as well as weak national sales in Dallas and Houston, combined for decreased national revenues of 2.7 percent.

     Broadcasting operating cash flow for 1996 was $122,837, up slightly from 1995 broadcasting operating cash flow of $121,716. Operating cash flow margins were 36.8 percent in 1996 and 37.7 percent in 1995. Excluding the effect of KIRO in January of 1996, earnings from operations and margins improved only slightly. Salaries, wages and employee benefits increased 7.1 percent (5.5 percent on a same-station basis) due primarily to more employees, merit increases, and overtime associated with election coverage. Programming expense in 1996 was also up significantly, due to the Seattle Mariners contract and more syndicated programming at KIRO. Programming costs also increased slightly at other stations for certain syndicated programming. These increases were partially offset by the elimination of a weekly news show in Dallas and the cancellation of the Oakland A's contract in Sacramento.

Newspaper Publishing

     In 1996, newspaper publishing revenues represented 59.1 percent of total revenues, compared to 55.6 percent in 1995. The increased contribution to total revenues over last year is partly due to the acquisitions of the Bryan-College Station Eagle in December 1995 and the Owensboro Messenger-Inquirer in January 1996. In addition, the Company's principal newspaper, The Dallas Morning News, had a revenue increase of nearly 13 percent over 1995. Advertising revenues account for approximately 87 percent of publishing revenues, while circulation revenues represent approximately 11 percent. Other publishing revenues, primarily commercial printing, contribute the remainder.

     Newspaper advertising volume for The Dallas Morning News is measured in column inches. Volume for the last two years was as follows:

                                                         YEARS ENDED
                                                        DECEMBER 31,
                                                      -----------------
                                                       1996       1995
                                                      ------     ------
                                                      (IN THOUSANDS OF
                                                           INCHES)
Full-run ROP inches(1):
  Classified........................................   2,057      2,125
  Retail............................................   1,435      1,429
  General...........................................     296        254
                                                       -----      -----
     Total..........................................   3,788      3,808
                                                       =====      =====

---------------

(1) Full-run ROP inches refers to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper. During the periods indicated above, The Dallas Morning News ran more full-run ROP advertising than any other newspaper in the United States.

     Revenues from newspaper publishing in 1996 were $487,242, an increase of
19.1 percent over 1995 revenues of $409,099. Excluding the effect of the recently acquired newspapers, revenues increased 12.4 percent. The full year effect of two advertising rate increases in 1995, combined with additional rate increases in January 1996, contributed the majority of the year over year revenue improvement at The Dallas Morning News. The rate increases were implemented in response to escalating newsprint prices throughout 1995 and in the first quarter of 1996. Classified advertising linage fell 3.2 percent as a result of the rate increases, which were higher in classified than in other advertising categories. Retail advertising volume was relatively unchanged over last year, with additional grocery store ads offsetting declines in department store advertising. General advertising linage improved 16.5 percent despite the higher rates, with significant gains in the technology and automotive categories. The Dallas Morning News' preprint, TMC and other advertising revenues increased 7.8 percent, primarily due to more TMC participation. Circulation revenues were up nearly 10 percent over last year due to an October 1995 increase in the daily single-copy rate from $.25 to $.50 and a February 1996 increase in the home delivery rate. Circulation volume declined slightly from 534,197 in 1995 to 513,099 in 1996 for daily and from 800,147 in 1995 to
785,934 in 1996 for Sunday delivery due primarily to these rate increases.

     Newspaper publishing operating cash flow for 1996 was $128,118 compared to $90,915 in 1995, an increase of 40.9 percent. Excluding the effect of the newspaper acquisitions, operating cash flow increased 32.1 percent. The operating cash flow margin in 1996 of 26.3 percent (26.1 percent without the new newspapers) improved over the 1995 operating cash flow margin of 22.2 percent due to a combination of factors. While revenues increased 19.1 percent, expenses increased only 13.3 percent. Other production, distribution and operating expenses at The Dallas Morning News were up the most compared to last year, due to higher TMC distribution expenses, transportation costs, advertising and promotion and outside services associated with election coverage, research and temporary help. Salaries, wages and employee benefits were also higher than last year due to more employees and higher performance bonuses. Newsprint, ink and other supplies expense was up 6.5 percent (3.6 percent excluding the new newspapers) over last year due to higher cost per ton, offset somewhat by lower consumption due to decreased circulation. There have been significant fluctuations in newsprint prices in recent years. Prices began increasing in mid 1994 from a low of $375 per ton to a high of nearly $675 per ton in February 1996 before declining to approximately $460 per ton in December 1996. Future price changes, and thus overall newsprint costs, cannot be predicted with certainty. However, for 1997, the Company expects overall newsprint costs per ton to be lower than in 1996.

                        LIQUIDITY AND CAPITAL RESOURCES

     Long-term debt outstanding increased $878.8 million from December 31, 1996 to June 30, 1997 due to the purchase of PJC. Specifically, Belo paid $587 million to shareholders of PJC and incurred approximately $100 million in employee and transaction costs. Belo also assumed $200 million of PJC's debt. Also, in connection with the PJC acquisition, the Company issued 25,394,564 shares of Series A Common Stock.

     Net cash provided by operations and bank borrowings are the Company's primary sources of liquidity. On an as reported basis, during the first half of 1997, net cash provided by operations was $88,933, compared to $78,095 for the same period in 1996. The increase was due primarily to higher earnings offset by changes in working capital. Net cash provided by operations was sufficient to fund capital expenditures and common stock dividends.

     At June 30, 1997, the Company had a $1.5 billion five-year variable rate revolving credit agreement and a $500 million 364-day facility. Borrowings under these agreements at June 30, 1997 were $590 million. In addition, the Company had short-term unsecured notes of $144.6 million outstanding at June 30, 1997. These borrowings may be converted, at the Company's discretion, to revolving debt and therefore, such borrowings are classified as long term in the financial statements. Additionally, during the three months ended June 30, 1997, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission covering the issuance from time to time of up to $1.5 billion in debt securities, of which $750 million in fixed-rate debt was issued in June 1997 to refinance borrowings under the revolving credit facility. This fixed-rate debt is summarized as follows: a) $250 million of five-year 6 7/8% Senior Notes, b) $300 million of 10-year 7 1/8% Senior Notes and c) $200 million of 30-year 7 3/4% Senior Debentures. The weighted average effective rate for these debt instruments is 7.4 percent. After giving effect to the sale of the Offered Securities offered hereby, $500 million of this shelf registration remains available to the Company for the issuance of additional debt securities, the proceeds of which may be used to refinance variable-rate debt in whole or in part. On July 7, 1997, the Company canceled its $500 million 364-day facility and on August 29, 1997, the Company negotiated a reduction in its five-year $1.5 billion revolving credit facility to $1.0 billion. The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

     The Company is required to maintain certain ratios as of the end of each quarter, as defined in its revolving credit agreement. For the four quarters ended June 30, 1997, the Company's ratio of funded debt to pro forma operating cash flow, which is not to exceed 5.0, was 3.9. The Company's interest coverage ratio for the four quarters ended June 30, 1997 was 4.6 compared to a minimum coverage requirement of 2.5 times.

     The Company paid 1997 dividends of $10,783 or 22 cents per share on Series A and Series B Common Stock compared to $7,286 or 19 cents per share in 1996. The higher dividends in 1997 are due to the higher dividend rate and the additional shares issued in the PJC acquisition.

     Capital expenditures for the first six months of 1997 were $30,773. The majority of these expenditures were for additional production equipment and major building renovations at The Dallas Morning News and a building and studio remodeling project at the Company's Dallas television station. The Company also purchased broadcast equipment for each of its other television stations and invested in new publishing equipment. Total capital expenditures for 1997 are expected to be between $80 million and $90 million. The Company expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

                                 OTHER MATTERS

     On July 25, 1997, the Company completed the acquisition of Riverside, publisher of a daily newspaper serving Riverside County and the inland Southern California area. The Company previously held 38 percent of the outstanding stock of Riverside. The transaction will be accounted for as a purchase.

     Effective July 31, 1997, the Company terminated its interest in AHN. The Company previously held a majority partnership interest in the cable network as a result of its acquisition of PJC.

     On September 4, 1997, the Company announced an agreement to purchase KENS-TV (CBS) in San Antonio, Texas from The E.W. Scripps Company in exchange for Belo's interest in TVFN and $75 million in cash. The transaction is expected to close in the fourth quarter of 1997.

                       DESCRIPTION OF OFFERED SECURITIES

     The following description of the particular terms of the Offered Securities offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Offered Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities," to which description reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture referred to in the accompanying Prospectus.

GENERAL

     The Offered Securities constitute a series of debt securities under the Indenture, limited to $250 million aggregate principal amount. The Offered Securities will mature on September 15, 2027.

     The Offered Securities will bear interest from September 26, 1997 at the rate shown in their title, payable semiannually (to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date) on March 15 and September 15 of each year, beginning March 15, 1998. Upon issuance, the Offered Securities will be represented by one or more registered Global Securities that will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or its nominee. For so long as the Offered Securities are registered in the name of the Depositary, or its nominee, the principal and interest due on the Offered Securities will be payable by the Company or its agent to the Depositary for payment to its participants for subsequent disbursement to the beneficial owners. See "Book-Entry System" below and "Description of Debt
Securities -- Global Securities" in the accompanying Prospectus.

     The Offered Securities will be unsubordinated and unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Claims of Holders of Offered Securities will be effectively subordinated to the claims of holders of the debt and other liabilities of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, claims of Holders of Offered Securities will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims. As of June 30, 1997, the Company's subsidiaries had $26.1 million of Indebtedness, as defined in the Indenture, and the Company and its subsidiaries had $16.1 million of secured Indebtedness.

     The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Offered Securities.

REDEMPTION

     The Offered Securities will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of
(i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 20 (twenty) basis points, plus in the case of each of clause (i) and (ii) accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Offered Securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Securities. "Independent Investment Banker" means Merrill Lynch, Pierce, Fenner & Smith Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Salomon Brothers Inc and their respective successors, provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     Holders of Offered Securities to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

BOOK-ENTRY SYSTEM

     The Offered Securities will be represented by one or more Global Securities registered in the name of Cede & Co., the nominee of The Depository Trust Company, the Depositary. The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (the "Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to the Depositary and its Participants are on file with the U.S. Securities and Exchange Commission.

     Purchases of the Offered Securities within the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Offered Securities on the Depositary's records. The ownership interest of each actual purchaser of each Offered Security (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in Offered Securities except in the event that use of the book-entry system for the Offered Securities is discontinued.

     To facilitate subsequent transfers, all Offered Securities deposited by Direct Participants with the Depositary will be registered in the name of Cede & Co. The deposit of the Offered Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Offered Securities; the Depositary's records reflect only the identify of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Offered Securities are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Offered Securities. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, redemption premium, if any, and interest payments on the Offered Securities will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of the Depositary, the underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, redemption premium, if any, and interest to the Depositary is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants. Offered Securities will settle in immediately available funds in the secondary trading market. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Securities.

     The Depositary may discontinue providing its services as securities depository with respect to the Offered Securities at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, Offered Securities certificates are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Offered Securities certificates will be printed and delivered.

     The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Offered Securities, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the Beneficial Owners.

     The information contained herein under the caption "Description of Offered Securities -- Book-Entry System" concerning the Depositary and the Depositary's book-entry system has been obtained from the

Depositary. Neither the Company, the Trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

     The Offered Securities will be issued under an Indenture entered into by and between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The Trustee serves as an agent and lender under the Company's revolving credit agreement and an affiliate of the Trustee also serves as a lender thereunder.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Salomon Brothers Inc (the "Underwriters"), and the Underwriters have severally agreed to purchase from the Company, the principal amounts of the Offered Securities set forth opposite their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Offered Securities if any are purchased.

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                           ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 50,000,000
Bear, Stearns & Co. Inc. ...................................    50,000,000
Goldman, Sachs & Co. .......................................    50,000,000
Morgan Stanley & Co. Incorporated...........................    50,000,000
Salomon Brothers Inc........................................    50,000,000
                                                              ------------
             Total..........................................  $250,000,000
                                                              ============

     The Underwriters have advised the Company that they propose initially to offer the Offered Securities to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .5% of the principal amount of the Offered Securities. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Offered Securities to certain other dealers. After the initial public offering of the Offered Securities, the public offering price, concession and discount may be changed.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Offered Securities will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Offered Securities. The Underwriters have advised the Company that they intend to make a market in the Offered Securities; however, such market making may be discontinued at any time. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

     Until the distribution of the Offered Securities is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Offered Securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Offered Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Offered Securities.

     If the Underwriters create a short position in the Offered Securities in connection with the offering, i.e., if they sell more than the aggregate principal amount of Offered Securities that is set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Offered Securities in the open market.

     The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Offered Securities in the open market to reduce the Underwriters' short position or to stabilize the price of the Offered Securities, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Offered Securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Securities. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Thomas B. Walker, Jr., a director of the Company, is a limited partner of The Goldman Sachs Group, L.P., which is a general partner of and owns a 99% interest in Goldman, Sachs & Co.

     The Underwriters or their affiliates perform investment banking and other financial services for the Company and certain of its affiliates in the ordinary course of business and may be the Reference Treasury Dealer with respect to the Offered Securities.

PROSPECTUS

                                 $1,500,000,000

                                [A H BELO LOGO]
                                DEBT SECURITIES
                                      AND
                              WARRANTS TO PURCHASE
                                DEBT SECURITIES
                             ---------------------
     A. H. Belo Corporation (the "Company") intends to issue from time to time in one or more series its unsecured debt securities ("Debt Securities") and warrants ("Warrants") to purchase Debt Securities (the Debt Securities and the Warrants being herein collectively called the "Securities") with an aggregate initial public offering price or purchase price of up to $1,500,000,000, or the equivalent thereof if any of the Securities are denominated in a foreign currency or composite currency such as the European Currency Unit ("ECU"). The Debt Securities of each series and the Warrants will be offered on terms to be determined at the time of sale. See "Description of Debt Securities" and "Description of Warrants." The Debt Securities and Warrants may be sold for United States dollars, foreign currencies or composite currencies such as the ECU, and the principal of, premium, if any, and any interest on the Debt Securities may be payable in United States dollars, foreign currencies or composite currencies such as the ECU. The specific designation, aggregate principal amount, the currency or composite currency in which the principal, premium, if any, and any interest are payable, the rate (or method of calculation) and the time and place of payment of any interest, authorized denominations, maturity, offering price, any redemption terms and any other specific terms of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). With regard to the Warrants, if any, in respect of which this Prospectus is being delivered, the Prospectus Supplement sets forth a description of the Debt Securities for which the Warrants are exercisable and the offering price, if any, exercise price, duration and any other specific terms of the Warrants.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
     The Securities may be sold by the Company directly to purchasers, through agents designated from time to time, or to or through underwriters or dealers. If underwriters or agents are involved in the offering of Securities, the names of the underwriters or agents will be set forth in the Prospectus Supplement. If an underwriter, agent or dealer is involved in the offering of any Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of the Securities less such discount, in the case of an offering through an underwriter, or the purchase price of the Securities less such commission, in the case of an offering through an agent, and less, in each case, the other expenses of the Company associated with the issuance and distribution of the Securities. See "Plan of Distribution."
                             ---------------------
     Prior to issuance there will have been no market for the Debt Securities, and there can be no assurance that a secondary market for any such Debt Securities will develop. This Prospectus may not be used to consummate sales of any Debt Securities unless accompanied by the Prospectus Supplement.
                             ---------------------
                  The date of this Prospectus is June 3, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange one or more of the Company's securities are listed. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8598) pursuant to the Exchange Act are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1996, (ii) Current Report on Form 8-K dated February 28, 1997, as amended by Form 8-K/A filed May 2, 1997, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and (iv) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Public Affairs Department, A. H. Belo Corporation, P.O. Box 655237, Dallas, Texas 75265-5237, telephone: (214) 977-6606.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                                  THE COMPANY

     A. H. Belo Corporation's history dates back to 1842 with the publication of the Daily News in Galveston, Texas. Today, the Company is the oldest continuously operating business in the state of Texas and one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing, cable network and electronic media assets.

     The Company's Broadcast Division includes 16 network-affiliated television stations with an audience reach of 13.5 percent of U.S. television households. The stations are geographically diverse, with ownership weighted in the Southwest and the Pacific Northwest. Network affiliations are almost entirely balanced among the ABC, CBS and NBC networks, and include two FOX stations. The Company also manages four additional television stations through local marketing agreements and holds controlling interests in two television cable networks: the Television Food Network and America's Health Network. In addition, through its subsidiary Belo Productions, Inc., the Company produces original programming for network and cable distribution.

     The Company's Publishing Division is led by The Dallas Morning News, which has the country's seventh largest Sunday and ninth largest daily circulation. In 1996, The Dallas Morning News ranked first in full run advertising for the fourth consecutive year. The Company also owns the Providence Journal-Bulletin in Providence, Rhode Island; the Owensboro Messenger-Inquirer in Owensboro, Kentucky; the Bryan-College Station Eagle in Bryan-College Station, Texas; the Arlington Morning News in Arlington, Texas; and The Gleaner in Henderson, Kentucky. Both The Dallas Morning News and the Providence Journal-Bulletin have been recognized for their journalistic excellence with numerous local and national awards including six Pulitzer Prizes at The Dallas Morning News and four at the Providence Journal-Bulletin.

     The following table sets forth information for each of the Company's television stations and their markets:

                                                      MARKET     TELEVISION      YEAR        NETWORK
                       MARKET                         RANK(1)     STATION      ACQUIRED    AFFILIATION
                       ------                         -------    ----------    --------    -----------
Dallas-Fort Worth...................................      8       WFAA           1950        ABC
Houston.............................................     11       KHOU           1984        CBS
Seattle-Tacoma(2)...................................     12       KING           1997        NBC
Sacramento..........................................     20       KXTV           1984        ABC
St. Louis(2)........................................     21       KMOV           1997        CBS
Portland............................................     24        KGW           1997        NBC
Charlotte...........................................     28       WCNC           1997        NBC
Hampton-Norfolk.....................................     40       WVEC           1984        ABC
New Orleans.........................................     41        WWL           1994        CBS
Albuquerque.........................................     48       KASA           1997        FOX
Louisville..........................................     50       WHAS           1997        ABC
Tulsa...............................................     58       KOTV           1984        CBS
Honolulu............................................     69       KHNL           1997        NBC
Spokane.............................................     73       KREM           1997        CBS
Tucson..............................................     78       KMSB           1997        FOX
Boise...............................................    127       KTVB           1997        NBC

---------------

(1) Market rank is based on the relative size of the television market or Designated Market Area ("DMA") among the 211 generally recognized DMAs in the United States, based on January 1997 Nielsen estimates.

(2) Prior to June 2, 1997, the Company also owned KIRO-TV in Seattle, Washington which it acquired in 1995. On February 20, 1997, the Company announced an agreement among multiple parties whereby, through an exchange of assets, it agreed to exchange KIRO for CBS affiliate KMOV-TV in St. Louis, Missouri. The exchange was closed effective June 2, 1997.

     The Company is incorporated in the State of Delaware. The executive offices of the Company are located at 400 South Record Street in Dallas, Texas 75202. Its telephone number is (214) 977-6606. Unless otherwise specified or the context otherwise requires, references in this Prospectus to the "Company" shall include the Company and its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company. The ratios were derived from the audited consolidated financial statements of the Company for the years ended December 31, 1992, 1993, 1994, 1995 and 1996.

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  1992    1993    1994    1995    1996
                                                  ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges..............  3.30    4.92    7.23    4.43    5.96

     For purposes of computing the foregoing ratios: (i) Earnings consist of income from continuing operations before cumulative effects of accounting changes plus income tax expense plus Fixed Charges (excluding capitalized interest); and (ii) Fixed Charges consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

                                USE OF PROCEEDS

     The Company expects to add substantially all of the net proceeds from the sale of the Securities to its funds to be used for general corporate purposes, including repayment of long-term and short-term debt, capital expenditures, working capital, securities repurchase programs and the financing of acquisitions. Funds not required immediately may be invested in short-term marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be issued under an Indenture, as supplemented from time to time in accordance with its terms (the "Indenture"), to be entered into between the Company and a trustee to be appointed (the "Trustee"). The following brief summary of the Indenture and the Debt Securities is subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. Italicized references appearing in parenthesis are to section numbers of the Indenture. As used in this "Description of the Debt Securities," the "Company" refers to A. H. Belo Corporation and does not include its subsidiaries.

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder. It provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. Reference is made to the Prospectus Supplement for a description of the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (i) the title of such Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Debt Securities;
(iii) the dates on which or periods during which such Debt Securities may be issued and the date or dates on which the principal of (and premium, if any, on) such Debt Securities will be payable; (iv) the rate or rates, if any, or the method of determination thereof, at which such Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the dates on which such interest will be payable; and the regular record dates for the interest payable on such interest payment dates; (v) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (vi) the periods within which or the dates on which, the prices, if any, at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (vii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities will be issuable; (viii) whether such Debt Securities are to be issued at less than the principal amount thereof and the amount of discount with which such Debt Securities will be issued; (ix) provisions, if any, for the defeasance of such Debt Securities; (x) if other than United

States dollars, the currency or composite currency in which such Debt Securities are to be denominated, or in which payment of the principal of (and premium, if any) and interest on such Debt Securities will be made and the circumstances, if any, when such currency of payment may be changed; (xi) if the principal of (and premium, if any) or interest on such Debt Securities are to be payable, at the election of the Company or a holder, in a currency or composite currency other than that in which such Debt Securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency or composite currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be paid pursuant to such election; (xii) if the amount of payments of principal of (and premium, if any) or interest on the Debt Securities may be determined with reference to an index including, but not limited to an index based on a currency or currencies other than that in which such Debt Securities are stated to be payable, the manner in which such amounts shall be determined; (xiii) whether such Debt Securities will be issued in the form of one or more Global Securities and, if so, the identity of the depository for such Global Securities; (xiv) any additions to or changes in the Events of Default or covenants relating solely to such Debt Securities or any Events of Default or covenants generally applicable to Debt Securities which are not to apply to the particular series of Debt Securities in respect of which the Prospectus Supplement is being delivered;
(xv) if the Company will pay additional amounts on any of the Debt Securities of any series to any Holder who is a United States Alien, in respect of any tax or assessment withheld, under what circumstances and with what procedures the Company will pay such amounts; (xvi) any terms applicable to original issue discount, if any, including the rate or rates at which such original issue discount, if any, shall accrue; and (xvii) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 3.1) Unless otherwise indicated in the Prospectus Supplement, the Indenture does not afford the holder of any series of Debt Securities the right to tender such Debt Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which such Debt Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction.

     The Debt Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement relating thereto.

     A substantial portion of the assets of the Company is held by subsidiaries. The Company's right and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. There is no restriction in the Indenture against subsidiaries of the Company incurring unsecured indebtedness.

     Unless otherwise described in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000, and will be payable only in United States dollars. (Section 3.2) In addition, all or a portion of the Debt Securities of any series may be issued as permanent registered Global Securities which will be exchangeable for definitive Debt Securities only under certain conditions. (Section 2.3) The Prospectus Supplement indicates the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5)

     The Company shall deliver Debt Securities of any series, duly executed by the Company, to the Trustee for authentication, together with an order for the authentication and delivery of such Debt Securities. The Trustee, in accordance with such order, shall authenticate and deliver such Debt Securities. No Debt Securities of any series shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears thereon a certificate of authentication substantially in the form provided for in the Indenture and manually executed by the Trustee or an authenticating agent duly appointed by the Trustee. Such certificate shall be conclusive evidence, and the only evidence, that such Debt Securities have been duly authenticated and delivered under, and are entitled to the benefits of, the Indenture. (Section 3.3)

GLOBAL SECURITIES

     The Debt Securities of a particular series may be issued in the form of one or more Global Securities which will be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.3) The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture for any other purpose.

     Principal, premium, if any, and interest payments on a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for Debt Securities of the series represented by such Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary for a Global Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing Debt Securities of such series.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Indebtedness Secured by a Mortgage. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Mortgage") on any assets of the Company or a Restricted Subsidiary unless the Company secures or causes such Restricted Subsidiary to secure the Debt Securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by (i) Mortgages on the property of any corporation which Mortgages existed at the time such corporation became a Restricted Subsidiary; (ii) Mortgages in favor of the Company or a Restricted Subsidiary; (iii) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the property subject to such Mortgages; (iv) Mortgages on any property subsequently acquired by the Company or any Restricted Subsidiary, contemporaneously with such acquisition or within 120 days thereafter, to secure or provide for the payment of any part of the purchase price, construction or improvement of such property, or Mortgages assumed by the Company or any Restricted Subsidiary upon any property subsequently acquired by the Company or any Restricted Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Mortgage created or assumed does not exceed the cost to the Company or Restricted Subsidiary, as the case may be, of the property covered by such Mortgage; (v) Mortgages existing at the date of issuance of the first series of Debt Securities under the Indenture; (vi) Mortgages representing the extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (i) through (v), inclusive; and (vii) any other Mortgage, other than Mortgages referred to in the foregoing clauses (i) through (vi), inclusive, so long as the aggregate of all Indebtedness secured by Mortgages pursuant to this clause (vii) and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded Indebtedness as provided in the Indenture) does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.7)

     Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either (i) the Company or such Restricted Subsidiary would be entitled, pursuant to the foregoing covenant relating to "Limitation on Indebtedness Secured by a Mortgage," to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities or (ii) the Company or such Restricted Subsidiary, within four months after the effective date of such transaction, applies an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (y) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the Debt Securities or other unsubordinated funded Indebtedness of the Company or such Restricted Subsidiary. (Section 10.8)

     Certain Definitions. "Consolidated Net Tangible Assets" is defined in the Indenture to mean total consolidated assets of the Company and its Restricted Subsidiaries, less (i) current liabilities of the Company and its Restricted Subsidiaries, and (ii) the net book amount of all intangible assets of the Company and its Restricted Subsidiaries. (Section 10.7)

     "Consolidated Subsidiary" is defined in the Indenture to mean a Subsidiary the accounts of which are consolidated with those of the Company for public financial reporting purposes. (Section 1.1)

     "Indebtedness" is defined in the Indenture to mean (i) long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases and contracts payable for broadcast rights), (ii) indebtedness secured by any Mortgage existing on property owned subject to such Mortgage, whether or not such secured indebtedness has been assumed and (iii) contingent obligations in respect of, or to purchase or otherwise acquire, any such indebtedness of others described in the foregoing clauses (i) or (ii) above, including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such indebtedness). (Section 10.7)

     "Principal Property" is defined in the Indenture to mean any manufacturing or printing plant, distribution center, warehouse, office building, television station or transmission facility owned by the Company or any Restricted Subsidiary or any other property or right owned by or granted to the Company or any Restricted Subsidiary and used or held for use in the newspaper or television business conducted by the Company or any Restricted Subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company as set forth in a Board Resolution adopted in good faith, is not material to the total business conducted by the Company and its Restricted Subsidiaries considered as one enterprise. (Section 1.1)

     "Restricted Subsidiary" is defined in the Indenture to mean each Subsidiary of the Company as of the date of the Indenture and each Subsidiary thereafter created or acquired, unless expressly excluded by resolution of the Board of Directors of the Company before, or within 120 days following, such creation or acquisition. (Section 10.7)

     "Sale and Lease-Back Transaction" is defined in the Indenture as the leasing by the Company or a Subsidiary for a period of more than three years of any Principal Property which has been sold or is to be sold or transferred by the Company or any such Subsidiary to any party (other than the Company or a Subsidiary). (Section 10.8)

     "Subsidiary" is defined in the Indenture to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 1.1)

     "Value" is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company's entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term. (Section 10.8)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (i) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture by means of an indenture supplemental to the Indenture; and (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. (Section 8.1)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     With respect to the Debt Securities of any series, an Event of Default is defined in the Indenture as being (i) default for 30 days in payment of any interest upon the Debt Securities of such series; (ii) default in payment of the principal of or premium, if any, on the Debt Securities of such series when due either at maturity or upon acceleration, redemption or otherwise; (iii) default by the Company in the performance of any other of the covenants or warranties in the Indenture for the benefit of such series applicable to the Company which shall not have been remedied for a period of 60 days after Notice of Default;
(iv) the failure to pay when due any indebtedness for money borrowed (including indebtedness under Debt Securities other than that series) with a principal amount then outstanding in excess of $20,000,000 under any mortgage, indenture or instrument under which any such indebtedness is issued or secured (including the Indenture), or any other default which results in the acceleration of maturity of such indebtedness, unless such indebtedness or acceleration shall have been discharged or annulled within 10 days after due notice by the Trustee or by Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series; and (v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 5.1) Within 90 days after the occurrence of any default under the Indenture with respect to Debt Securities of any series, the Trustee is required to notify the Holders of Debt Securities of any default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any Debt Securities, a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of Debt Securities not to do so. (Section 6.2)

     "Significant Subsidiary" is defined in the Indenture to mean any Subsidiary
(i) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 10% of the consolidated net operating revenues of the Company and its Consolidated Subsidiaries for such year or (ii) the total assets of which as of the close of such immediately preceding fiscal year exceeded 10% of the Consolidated Net Tangible Assets of the Company and its Consolidated Subsidiaries. (Section 5.1)

     The Indenture provides that if an Event of Default, other than an Event of Default as described in clause (v) in the above paragraph with respect to Debt Securities of any series shall have occurred and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of that series then outstanding may declare the entire principal and accrued interest of all Debt Securities of such series (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) to be due and payable immediately. If an Event of Default described in clause (v) in the above paragraph with respect to any series of Debt Securities Outstanding under the Indenture occurs, the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Any time after acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past defaults under the Indenture with respect to the Debt Securities of such series, except defaults in payment of principal of or premium, if any (other than by a declaration of acceleration), or interest on the Debt Securities or provisions of such series that may not be modified or amended without the consent of the Holders of all Outstanding Debt Securities of such series. (Sections 5.2 and 5.13)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture. (Section 10.9)

     Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding Debt Securities of any series with respect to which an Event of Default has occurred shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture in respect of such series. No Holder of any Debt Securities shall have any right to cause the Trustee to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of Debt Securities shall have offered to the Trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings. (Sections 5.12 and 5.7)

     The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Debt Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, (a) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date,
(b) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable, the principal amount of such Debt Security which shall be deemed to be Outstanding shall be the amount as established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more supplemental indentures, prior to the issuance of such Debt Securities, (c) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner as described in clause (b) above, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (a) or (b) above, of the amount determined as provided in such clause), and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Debt Securities which the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor. (Section 1.1)

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of the Holders, modify or amend the Indenture in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor corporation of the covenants of the Company in the Indenture and in the Debt Securities; (ii) add to the covenants, agreements and obligations of the Company for the benefit of the Holders of all or any series of Debt Securities; (iii) add any additional Events of Default to the Indenture; (iv) add to or change any of the provisions of the Indenture necessary to permit the issuance of Debt Securities in bearer form, registrable as to principal, and with or without interest coupons; (v) add to, change or eliminate any of the provisions of the Indenture, in respect of one or more series of Debt Securities, provided that any such addition, change or elimination may not apply to any Debt Security of any series created prior to such addition, change or elimination; (vi) establish the form or terms of Debt Securities of any series as permitted under the Indenture; (vii) evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series; or (viii) cure any ambiguity, or correct or supplement any provision of the Indenture which may be inconsistent with any other provision of the Indenture, provided such action does not adversely affect the interest of the Holders of Debt Securities of any series.

     With respect to the Debt Securities of any series, modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities of such series, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding Debt Securities of such series (i) change the due date of the principal of, or any installment of principal of or interest on, any Debt Securities of such series; (ii) reduce the principal amount of, or any installment of principal or interest or rate of interest on, or any premium payable on redemption of any Debt Securities of such series; (iii) reduce the principal amount of any Debt Securities of such series payable upon acceleration of the maturity thereof; (iv) change the place or the currency of payment of principal of, or any premium or interest on, any Debt Securities of such series; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities of such series on or after the due date thereof (or, in the case of redemption, on or after the redemption date thereof); (vi) reduce the percentage in principal amount of Debt Securities of such series then outstanding, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vii) modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the Debt Securities. (Section 9.2)

DISCHARGE OF THE INDENTURE

     The Indenture, with respect to the Debt Securities of any series (if all series issued under the Indenture are not to be affected), shall upon the written request or order of the Company cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities therein expressly provided for), when (i) either (A) all Debt Securities theretofore authenticated and delivered (other than (1) Debt Securities which have been destroyed, lost or stolen and which have been replaced or paid and (2) Debt

Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all such Debt Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if the Debt Securities of such series are denominated and payable only in United States dollars and such Debt Securities are to be called for redemption within one year, and the Company in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on such Debt Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or any redemption date, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 4.1)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise specified in the Prospectus Supplement, the following provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain covenants in the Indenture, will apply to the Debt Securities of any series, or to any specified part of a series. (Section 13.1)

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections
13.1 and 13.2)

     Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants described under the captions "Certain Covenants of the Company -- Limitation on Indebtedness Secured by a Mortgage" and "Certain Covenants of the Company -- Limitation on Sale and Leaseback Transactions" above and any that may be described in the Prospectus Supplement, and that such omission will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust will be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company will remain liable for such payments. (Sections 13.1 and 13.2)

THE TRUSTEE

     Prior to the offering of any Debt Securities, a trustee will be appointed by the Company to serve as Trustee under the Indenture. The Trustee may be a depository for funds of and perform other services for and transact other banking business with the Company in the normal course of business.

     The Trustee may serve as a trustee under other indentures entered into by the Company. Upon the occurrence of an Event of Default under the Indenture or an event which, after notice or lapse of time or both, would become such an Event of Default, or upon the occurrence of a default under any such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee for the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12)

                            DESCRIPTION OF WARRANTS

     The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

GENERAL

     Warrants may be offered together with any series of Debt Securities offered by a Prospectus Supplement and if so offered will be attached to such Debt Securities and will entitle the holder thereof to purchase additional Debt Securities having the same terms and interest rate as the offered Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as described in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company under the applicable Warrant Agreement and in connection with the certificates for the Warrants (the "Warrant Certificates") of such series, and will not assume any obligation or relationship of agency or trust for or with any holders of such Warrant Certificates or beneficial owners of Warrants. A copy of the form of Warrant Agreement, including the form of Warrant Certificates, is filed as an exhibit to this Registration Statement. The following summary of certain provisions of the forms of Warrant Agreement and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Warrant Agreement and the Warrant Certificates.

     Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and other terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence (the "Exercise Date") and the date on which such right shall expire (the "Expiration Date"); (viii) a discussion of the material United States Federal income tax considerations applicable to the exercise of the Warrants; (ix) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; (x) call provisions of such Warrants, if any; and (xi) any other terms of such Warrants not inconsistent with the applicable Warrant Agreement.

     Warrants of any series will be exchangeable into Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange or transfer at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants). Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or be calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series (or any other office indicated in the Prospectus Supplement relating to such series) at any time on or after the Exercise Date and prior to 5:00 P.M., New York, New York time (unless otherwise indicated in the related Prospectus Supplement), on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants, unexercised Warrants of such series will be void.

     Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the consideration required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on or incorporated in the Warrant Certificate evidencing such Warrants. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt of the Warrant Certificate evidencing such Warrants within five business days. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by a Warrant Certificate are exercised, a new Warrant Certificate will be issued and delivered for the remaining amounts of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of three ways: (i) to or through underwriters or dealers, (ii) through agents or (iii) directly to one or more purchasers. With respect to each series of Securities being offered hereby, the terms of the offering of the Securities of such series, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts, selling commissions and other items constituting underwriters', dealers' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents, and any securities exchanges on which the Securities of such series may be listed, will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Only underwriters so named in the Prospectus Supplement will be deemed to be underwriters in connection with the Securities offered thereby.

     If underwriters are used to sell any of the Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by the Company or through agents (which may also act as principals) designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. In the case of sales made directly by the Company, no commission will be payable.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the Prospectus Supplement. Such contracts will be subject to the conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company or its affiliates in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. The Securities will be a new issue of securities with no established trading market. In the event that the Securities of any series are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities of such series, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for the Securities. The Prospectus Supplement with respect to the Securities of any series will state, if known, whether or not any broker-dealer intends to make a market in such Securities. If no such determination has been made, the Prospectus Supplement will so state.

     Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters relating to the Securities will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation)("Locke Purnell"), Dallas, Texas. Attorneys employed by Locke Purnell from time to time own shares of Common Stock in the Company. Certain legal matters relating to the Securities will be passed upon for any underwriters, dealers or agents by Gibson, Dunn & Crutcher LLP, New York, New York. Gibson, Dunn & Crutcher LLP provides legal services to the Company from time to time.

                                    EXPERTS

     The Consolidated Financial Statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN
NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITA-
TION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PER-
SON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALI-
FIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO
MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................   S-3
Use of Proceeds.......................   S-5
Capitalization........................   S-5
Selected Consolidated Financial
  Data................................   S-6
Management's Discussion and Analysis
  of Financial Condition and Results
  of
  Operations..........................   S-8
Description of Offered Securities.....  S-15
Underwriting..........................  S-19

PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Ratio of Earnings to Fixed Charges....     4
Use of Proceeds.......................     4
Description of Debt Securities........     4
Description of Warrants...............    12
Plan of Distribution..................    13
Legal Matters.........................    14
Experts...............................    14

                                  $250,000,000

                          [A.H. BELO CORPORATION LOGO]

                            7 1/4% SENIOR DEBENTURES

                             DUE SEPTEMBER 15, 2027

                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                              GOLDMAN, SACHS & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON BROTHERS INC



                               SEPTEMBER 23, 1997

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